Mercedes-Benz Auto Lease Trust 2013-B
Investor Report
Collection Period Ended   31-May-2014

Amounts in USD

Dates

Collection Period No.	7			
Collection Period (from... to)	1-May-2014	31-May-2014		
Determination Date	12-Jun-2014			
Record Date	13-Jun-2014			
Payment Date	16-Jun-2014			
Interest Period of the Class A-1 Notes (from... to)	15-May-2014	16-Jun-2014	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2014	15-Jun-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	69,022,618.80	35,544,200.51	33,478,418.29	123.082420	0.130677
Class A-2 Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	535,000,000.00	535,000,000.00	535,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	100,805,000.00	100,805,000.00	100,805,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,307,805,000.00**	**1,104,827,618.80**	**1,071,349,200.51**	**33,478,418.29**		
Overcollateralization	262,190,087.88	290,449,091.26	290,449,091.26			
Total Securitization Value	**1,569,995,087.88**	**1,395,276,710.06**	**1,361,798,291.77**			
present value of lease payments	550,321,585.65	377,399,183.75	352,861,204.12			
present value of Base Residual Value	1,019,673,502.23	1,017,877,526.31	1,008,937,087.65			

	Amount	Percentage
Initial Overcollateralization Amount	262,190,087.88	16.70%
Target Overcollateralization Amount	290,449,091.26	18.50%
Current Overcollateralization Amount	290,449,091.26	18.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.260000%	15,951.89	0.058647	33,494,370.18	123.141067
Class A-2 Notes	0.530000%	176,666.67	0.441667	176,666.67	0.441667
Class A-3 Notes	0.620000%	276,416.67	0.516667	276,416.67	0.516667
Class A-4 Notes	0.760000%	63,843.17	0.633333	63,843.17	0.633333
Total		**532,878.40**		**$34,011,296.69**	

Mercedes-Benz Auto Lease Trust 2013-B
Investor Report

Collection Period Ended   31-May-2014

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	25,488,640.40	(1) Total Servicing Fee	1,162,730.59
Net Sales Proceeds-early terminations (including Defaulted Leases)	16,118,519.20	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	1,206,446.32	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	4,507.43	(3) Interest Distributable Amount Class A Notes	532,878.40
Excess mileage included in Net Sales Proceeds	96,111.31	(4) Priority Principal Distribution Amount	0.00
Subtotal	42,813,605.92	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	33,478,418.29
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	238.04	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	42,813,843.96	(9) Excess Collections to Certificateholders	7,639,816.68
Reserve Account Draw Amount	0.00	**Total Distribution**	**42,813,843.96**
Total Available Funds	**42,813,843.96**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,162,730.59	1,162,730.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	532,878.40	532,878.40	0.00
thereof on Class A-1 Notes	15,951.89	15,951.89	0.00
thereof on Class A-2 Notes	176,666.67	176,666.67	0.00
thereof on Class A-3 Notes	276,416.67	276,416.67	0.00
thereof on Class A-4 Notes	63,843.17	63,843.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	532,878.40	532,878.40	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	33,478,418.29	33,478,418.29	0.00
Principal Distribution Amount	33,478,418.29	33,478,418.29	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	7,849,975.44
Reserve Fund Amount - Beginning Balance	7,849,975.44
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	40.64
minus Net Investment Earnings	40.64
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	7,849,975.44
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	40.64
Net Investment Earnings on the Exchange Note	
Collection Account	197.40
Investment Earnings for the Collection Period	238.04

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,569,995,087.88	37,363
Securitization Value beginning of Collection Period	1,395,276,710.06	35,938
Principal portion of lease payments	17,222,742.36	
Terminations- Early	14,221,506.12	
Terminations- Scheduled	1,090,269.13	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	943,900.68	
Securitization Value end of Collection Period	1,361,798,291.77	35,480

Pool Factor	86.74%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	24.32	16.72
Weighted Average Seasoning (months)	9.84	17.48
Aggregate Base Residual Value	1,159,889,424.74	1,099,700,414.38
Cumulative Turn-in Ratio		78.53%
Proportion of base prepayment assumption realized life to date		148.18%
Actual lifetime prepayment speed		0.52%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,359,431,542.86	35,416	99.83%
31-60 Days Delinquent	1,932,389.84	51	0.14%
61-90 Days Delinquent	400,601.43	12	0.03%
91-120 Days Delinquent	33,757.64	1	0.00%
Total	1,361,798,291.77	35,480	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	528,482.54
Less Liquidation Proceeds	498,800.71
Less Recoveries	219,366.07
Current Net Credit Loss / (Gain)	(189,684.24)
Cumulative Net Credit Loss / (Gain)	216,222.80
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.014%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	15,727,193.39
Less sales proceeds and other payments received during	
Collection Period	16,947,320.70
Current Residual Loss / (Gain)	(1,220,127.31)
Cumulative Residual Loss / (Gain)	(5,182,091.28)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.330%)